Contact

ted@addion.com

www.linkedin.com/in/gototedhuffman (LinkedIn)
www.addion.com (Company)

Top Skills

Brand Awareness

Interpersonal Skills

Ad Serving

Honors-Awards

Google Premier Partner

Publications

Addion Blog

Ted Huffman

Startup advisor & board member | Board member to multiple startups & non-profits | 20+ yrs scaling marketing/revenue | Search engine pioneer (authored patents now owned by Google)

Greater Seattle Area

Summary

Online advertising executive with 15+ years of deep experience, who has expertise in online marketing, revenue growth, lead generation, enterprise analytics, strategic advertising platforms. CMO and board member to multiple startups. Multiple successful exits.

Inventor/author/manager on multiple US patents 7,603,294, 7,065,500, 8,527,533, 7,783,540, 7,363,300, 7,092,901, 6,983,272. All patents acquired and now owned by Google.

ACCOMPLISHMENTS
• Startup board member and advisor, fractional CMO, CMO advisor
• Produced over $500M in bottom line revenue for hundreds of clients online over a 15 year period
• Hired and trained team members now at organizations including Google, Microsoft, Netflix, Apple
• Winner of multiple advertising awards – OMMA best campaign, Inc500, Inc5000, Entrepreneur Hot100
• Early (pre-IPO) tech leader at first paid search engine (Goto.com later acquired by Yahoo)

CORE COMPETENCIES
Programmatic Real-Time Buying | SEM Expert | SEO Expert | Team Mentor & Motivator | Exceptional Communicator | Startup Advisor | Board Member | Strategic Ad Tech Expert | B2B & B2C Deep Experience

LEADERSHIP PRINCIPLES
Accept blame and give rewards | Clear communication of objectives & milestones | Mentor rather than manage | Optimize and pivot quickly | Track everything relentlessly | We not me

Experience

Addion
President
June 2012 - Present (14 years 3 months)
Bellevue, Washington, United States

• Oversaw all paid search/social, SEO, programmatic & affiliate campaigns.
Managed millions in annual spend across hundreds of clients.
• Responsible for all account growth and satisfaction with 95% retention rate.
• Train team members on all best practices, including new hires.
• Liason at C-level with clients and managing all network relationships (Google, Microsoft, Facebook, Analytics, Affiliates)

hobbyDB
Board Member
2014 - Present (12 years)

Strategic advisor and board member. Direct mentoring of CMO, advising on revenue generation, business model and product/market fit.

Area of Expertise
Member
February 2021 - Present (5 years 7 months)
Seattle, Washington, United States

Working with a top-notch group of experienced Independent consultants who specialize in helping businesses find the right message to reach their target audience. My focus is digital strategies and direct response. I'm there to help businesses get their message out effectively and with a strong focus on bottom-line profitability.

Ionic Media
Co-Founder & Managing Director
July 2002 - September 2012 (10 years 3 months)

Online Campaign Management 30% | Team Management 30% | Sales & Business Development 20% | Seminar Speaking & Process Improvement 20%

• P&L responsibility for over $500m in direct client revenue
• Mentor and manager for most account managers and associates
• Responsible for identifying and executing account best practices
• Responsible for client growth and satisfaction
• Created and spun off new business lines in lead generation, creative services, SAAS products

Overture

Director of Internal Applications, Director of Technology Planning

April 1999 - April 2002 (3 years 1 month)

Technical team management 40% | Technical project management 35% | Technology Mergers & Acquisition 15% | Technical Architect 10%

• Built and managed database and customer service platforms & teams for first paid search engine
• Member of Management Team
• Author on several US patents
• Part of M&A team vetting companies such as Looksmart for acquisition
• Managed all technology projects from business specification through to final execution

GoTo.com (Overture/Yahoo Search Marketing)

Director of Internal Applications

1999 - 2002 (3 years)

Directed development of enterprise internal and external systems. Responsibilities included technology architecture design and implementation, team management, scaling systems & databases, hiring, firing and performance reviews.

Overture Services

Director of Technology Planning

1999 - 2002 (3 years)

Accenture

Senior Manager, Technology

September 1996 - April 1999 (2 years 8 months)

Assisted largest retailer in the UK to identify future strategy and architectural requirements for retail pharmacy group. Led establishment of retail bank franchise under company brand. Ran strategic assessment workshop with C-level leadership to identify critical business and technical capabilities required to undertake a banking expansion.
Acted as lead technical architect for Merrill Lynch on global restructuring of investment operations into a commercial banking entity, along with quantifying technical implications of relocating banking headquarters from New York to Dublin. Acted as liaison with CIOs in London, Paris and New York.

Education

Georgetown College

B.A., English · (1986 - 1989)

California State University, Northridge

MA, Speech Communications · (1989 - 1991)